October 16, 2024

Gareth Genner
Chief Executive Officer
T Stamp Inc
3017 Bolling Way NE, Floor 2
Atlanta, Georgia, 30305

       Re: T Stamp Inc
           Registration Statement on Form S-3
           Filed September 24, 2024
           File No. 333-282310
Dear Gareth Genner:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Incorporation of Certain Information by Reference, page 19

1. Please revise this section to incorporate by reference the Item 5.07 Form 8-K filed on
       March 22, 2024. Refer to Item 12(a)(2) of Form S-3.
General

2. We note your disclosure that the shares of Class A common stock that you are seeking to register for resale underlie warrants that may not be exercised until you have obtained shareholder approval of certain transactions you entered into with the selling stockholder. It is generally inappropriate to register securities for resale before the unregistered transaction in which those securities are to be issued is complete. Please confirm that you will not request acceleration of the effectiveness of this registration statement until after you have obtained the required shareholder approvals.
 October 16, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Matthew Crispino at 202-551-3456 or Jan Woo at 202-551-3453 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Andrew Stephenson